UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

____________

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File Number 1-32532

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

ASHLAND INC. EMPLOYEE SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ASHLAND INC.
50 E. RiverCenter Boulevard
P.O. Box 391
Covington, Kentucky 41012-0391

Telephone Number (859) 815-3333

Ashland Inc. Employee Savings Plan

Financial Statements and Schedule

December 31, 2009 and 2008 and
for the year ended December 31, 2009

CONTENTS

Page
Reports of Independent Registered Public Accounting Firm . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	3

Audited Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

Statements of Net Assets Available for Benefits . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	5
Statement of Changes in Net Assets Available for Benefits . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	6
Notes to Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	7

Schedule *

Schedule H; Line 4i – Schedule of Assets (Held at End of Year) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	16

*
Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
Ashland Inc. Employee Savings Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Ashland Inc. Employee Savings Plan (the “Plan”) at December 31, 2009, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.  We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Cincinnati, Ohio
June 28, 2010

Report of Independent Registered Public Accounting Firm

The Administrator
Ashland Inc. Employee Savings Plan

We have audited the accompanying statement of net assets available for benefits of Ashland Inc. Employee Savings Plan as of December 31, 2008.  This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Cincinnati, Ohio
June 22, 2009

ASHLAND INC. EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
	2009	2008
Assets
Investments, at fair value
Common stock	$123,469,431	$29,044,753
Shares of registered investment companies	561,529,410	443,064,892
Common/collective trust	10,450,807	8,354,419
Short-term investment fund	4,546,705	7,721,328
Investment contracts	194,541,114	162,217,606
Participant loans receivable	16,052,571	15,028,203
	910,590,038	665,431,201
Receivables
Contributions	-	1,296,214
Receivable for pending transactions	88,530,423	-
Proceeds from sales of securities	612,819	77,331

Total assets	999,733,280	666,804,746

Liabilities
Payable for pending transactions	89,322,079	-
Accrued expenses	551,749	460,868

Total liabilities	89,873,828	460,868

Net assets available for benefits at fair value	909,859,452	666,343,878

Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	(11,492,015)	12,034,051

Net assets available for benefits	$898,367,437	$678,377,929

See accompanying notes.

ASHLAND INC. EMPLOYEE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2009

Additions to net assets attributed to:
Investment income
Dividends	$12,761,196
Interest	8,079,830
Net realized and unrealized appreciation
in fair value of investments	219,276,675
Contributions
Participants	23,992,869
Employer	15,178,040
Rollover	2,571,925
Transfers from other plans	819,994

Total additions	282,680,529

Deductions from net assets attributed to:
Benefits paid to participants	(61,919,039)
Administrative expenses	(771,982)

Total deductions	(62,691,021)

Net change in plan assets	219,989,508
Net assets available for benefits, beginning of year	678,377,929

Net assets available for benefits, end of year	$898,367,437

See accompanying notes.

ASHLAND INC. EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2009

NOTE A – DESCRIPTION OF THE PLAN

The following description of the Ashland Inc. Employee Savings Plan (Plan) provides only general information.  The information in this Note is not a Summary Plan Description or Plan document, as these terms are defined under the Employee Retirement Income Security Act of 1974 (ERISA).  Instead, this information merely summarizes selected aspects of the Plan.  Read the Summary Plan Description or the Plan document for more information about the Plan.  The Plan document controls the terms of the Plan and supersedes any inconsistencies contained herein or in the Summary Plan Description.  Ashland Inc. (Ashland), as Plan Administrator, retains all rights to determine, interpret and apply the Plan’s terms to factual matters and matters of law.  This retained discretionary authority is more particularly described in the Summary Plan Description and in the Plan document.

General

The Plan is a contributory, defined contribution plan and covers active regular employees in groups designated by Ashland, the Plan sponsor, as eligible to participate in accordance with Plan documents.  The Plan is intended to qualify under sections 401(a), 401(k), and 401(m) of the Internal Revenue Code (IRC), and under section 404(c) of ERISA.

Contributions

Participants may make pre-tax contributions, pursuant to the terms of the Plan and Section 401(k) of the IRC.  The Plan utilizes a safe harbor design under Section 401(k)(12) of the IRC.  The Plan does not allow participants to make after-tax contributions.  Ashland and its participating subsidiaries also make matching contributions related to participant contributions, subject to applicable limitations in the Plan and IRC.  Employees in designated eligible groups may immediately enroll in the Plan, regardless of the amount of company service.  However, Ashland’s matching contributions will not begin until the eligible employee completes one year of service.

Participants may contribute from 1 to 50 percent of eligible compensation in whole number percentage increments.  Excluding catch-up contributions, participants were limited to contributions of $16,500 in 2009.  Beginning August 1, 2007, newly hired eligible employees are automatically enrolled in the Plan for a contribution of 5 percent.  Employees have the opportunity to elect a different amount before the automatic contributions are withheld.  The contributions are invested in the Plan’s default investment option if the employee does not make a different investment election.  The default investment option is the Fidelity Freedom Fund that most closely matches the employee’s assumed retirement date, based on the employee’s age at the time of enrollment.  The new automatic enrollment rules do not apply to hourly paid employees at the Valvoline Instant Oil Change locations.

Eligible employees who are at least age 50 by December 31 can make catch-up contributions in addition to the regular contribution.  Catch-up contributions are pre-tax contributions from an eligible participant’s compensation in excess of a plan-imposed limit or the legal pre-tax contribution limit.  Therefore, the eligible participant’s contributions must first reach a plan-imposed limit or the legal pre-tax contribution limit before any contributions are characterized as catch-up contributions.  These employees may contribute a maximum of $5,500 as catch-up contributions for 2009.

ASHLAND INC. EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE A – DESCRIPTION OF THE PLAN (continued)

Contributions (continued)

Ashland and its participating subsidiaries contribute up to 5.5 percent of eligible compensation as a matching contribution to a participant’s contributions.  The company matching contribution is $1.10 for each $1.00 the participant contributes up to a maximum participant contribution of 5 percent of eligible compensation.  Matching contributions are calculated on a payroll by payroll basis and can be made in cash or Ashland common stock, as determined by the company.  If matching contributions are made directly to the Plan in common stock, then such contributions shall be invested in the Ashland Common Stock Fund, and can be moved at any point thereafter by the Plan participant.  All matching contributions made in cash shall be invested pursuant to the participant’s investment elections thereby mirroring the participant’s contributions.  All company matching contributions were made in cash during 2008.  While company matching contributions were made in cash during January 2009, matching contributions made to the Plan were in Ashland common stock from February 2009 through December 2009.

Plan participants age 45 or older are permitted to transfer a designated portion of their Leveraged Employee Stock Ownership Plan (LESOP) accounts to their accounts in the Ashland Inc. Employee Savings Plan during annual election periods.  Amounts subject to this election in the LESOP are transferred to the Ashland Inc. Common Stock Fund account in the Plan of electing participants.  Those participants can then transfer the amounts from the Ashland Inc. Common Stock Fund to other investment options in the Plan.  During 2009 and 2008, respectively, 230,999 and 44,592 shares of Ashland Inc. Common Stock were transferred from the LESOP accounts of the electing participants to their corresponding Ashland Inc. Common Stock Fund accounts in the Plan.

Participants direct the investment of their contributions into various investment options offered by the Plan.  Such investment options can be changed at the discretion of the Plan Administrator.

Effective November 1, 2008, the Plan was amended designating the Ashland Common Stock Fund investment option as an employee stock ownership plan (ESOP).  The ESOP component of the Plan allows dividends paid on Ashland common stock held in the fund to be passed through to participants and beneficiaries.  Participants and beneficiaries may elect to have the dividends passed through and paid to them or to have the dividends reinvested.  If a participant or beneficiary fails to make an affirmative election, the default is to reinvest the dividends.  Dividends that are reinvested and paid into the Ashland Inc. Common Stock Fund are allocated proportionately to participants and beneficiaries on the basis of each participant’s and beneficiary’s investment in the fund and used to purchase additional units in the Ashland Inc. Common Stock Fund.  Amounts allocated to the portion of the Plan that is an ESOP may still be exchanged to other investments in the Plan and other investments in the Plan may be exchanged into the ESOP component of the Plan.

Vesting

The Plan provides for immediate vesting of all employer and employee contributions regardless of the employee’s length of participation in the Plan or service with the employer.  However, to preserve the qualified status of the Plan with the IRS, there are certain restrictions on the employee’s right to withdraw contributions and any earnings thereon while actively employed by Ashland or its subsidiaries.  If a participant or beneficiary entitled to a benefit cannot be located, the vested benefit is forfeited.  However, if such a participant or beneficiary makes a proper claim prior to the termination of the Plan, the forfeited benefit shall be restored in an amount equal to the amount forfeited, unadjusted for any gains or losses.

ASHLAND INC. EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE A – DESCRIPTION OF THE PLAN (continued)

Participant Loans

Any participant can obtain a loan from the Plan for any reason and may hold up to 2 loans at any one time.  Loans cannot exceed the lesser of (a) 50 percent of the participant’s account balance or (b) $50,000 reduced by the difference between the highest outstanding loan balance during the 12 months before the loan and the actual balance on the date of the loan.  Participants’ plan accounts will be security for the loan.  Loans must be repaid within 5 years in equal installment amounts determined by the Plan sponsor.  Loan interest compounds monthly at an annual rate equal to the prime rate on the last business day of the month before the loan is made plus 1 percent.  Interest on the loan will be credited to the participant’s account as the loan is repaid as investment earnings.  The loan repayments and the interest payments are then invested among the Plan investment options in the same percentage as the participant’s contributions.

Payments of Benefits

Participants may withdraw a certain portion of their account while employed.  The portion that can be withdrawn depends upon whether the employee is age 59-½ and the source of funds.  Only one such withdrawal is allowed in any 12 month period and the withdrawal cannot exceed the current value of the total account.

Upon termination of employment, the participant, or beneficiary in the event of death, may receive the entire value of the account in either a lump sum payment or installments paid monthly, quarterly, or annually over a limited period of time.  If the total value of the account is $1,000 or less, the value of the account will be distributed in a lump sum without the participant’s consent.  Benefits are recorded when paid.

Plan Termination

Although it has not expressed any intention to do so, Ashland reserves the right, at its sole discretion, to amend, suspend, modify, interpret, discontinue or terminate the Plan or change the funding method at any time without the requirement to give cause or consideration to any individual, subject to the provisions set forth in ERISA.  No accounting treatment or funding of the Plan shall be deemed evidence of an intent to limit in any way the right to amend or terminate the Plan.

NOTE B – SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements have been prepared on the accrual basis of accounting.  The majority of costs and expenses of administering the Plan are paid by Ashland, except that loan initiation and maintenance fees, short term redemption fees and overnight charges are paid by participants.  Investment management fees are paid to the investment managers from their respective funds.  The preparation of the financial statements and accompanying notes in conformity with U.S. generally accepted accounting principles requires the Plan’s management to make estimates and assumptions that affect the amounts reported.  Actual results could differ from those estimates.

ASHLAND INC. EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE B – SIGNIFICANT ACCOUNTING POLICIES (continued)

Basis of Presentation (continued)

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.  Pending transactions represent investment trade activity that has not settled at December 31.  This activity is presented as “Receivable for pending transactions” and “Payable for pending transactions” on the statement of net assets available for benefits.

New Pronouncements

In May 2009, the Financial Accounting Standards Board (FASB) issued guidance related to subsequent events (Accounting Standards Codification (ASC) 855 Subsequent Events) which requires entities to record and disclose events or transactions that occur after the balance sheet date but before financial statements are issued or are available to be issued.  This guidance was effective for the Plan in 2009 and did not have an impact on the Financial Statements.

In July 2009, the FASB issued guidance now codified as ASC 105-10 “The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles,” which identifies the sources of accounting principles and the framework for selecting the principles used in preparation of financial statements.  ASC 105-10 establishes The FASB Standards Codification™ and interpretative releases of the SEC as the only sources of authoritative U.S. GAAP.  This statement is effective for the Plan and will affect any references made to authoritative U.S. GAAP standards in future filings.

NOTE C – FAIR VALUE MEASUREMENTS

The Plan adopted Financial Accounting Standards Board Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, as of January 1, 2008. The adoption of ASC 820 did not have a material impact on the Plan’s fair value measurements. ASC 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, summarized below:

Level 1 – Quoted prices in active markets for assets identical to the securities to be valued. If a Level 1 input is available, it must be used.

Level 2 – Inputs other than quoted prices that are observable for securities, either directly or indirectly. Examples include matrix pricing utilizing yield curves, prepayment speeds, credit risks, etc.; quoted prices for similar assets in active markets; and input derived from observable market data by correlation or other means.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

ASHLAND INC. EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE C – FAIR VALUE MEASUREMENTS (continued)

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  The following table sets forth by level, within the fair value hierarchy, the Plan’s investment assets at fair value as of December 31, 2009:

	Level 1	Level 2	Level 3	Total
Money Market Fund	$-	$4,546,705	$-	$4,546,705
Ashland Common Stock Fund	-	123,469,431	-	123,469,431
Mutual Funds
Domestic Equity	285,323,886	-	-	285,323,886
International Equity	74,340,837	-	-	74,340,837
Bond/Fixed Income	45,790,618	-	-	45,790,618
Lifecycle/Blended	125,709,334	-	-	125,709,334
U.S. Government	25,906,416	-	-	25,906,416
Convertible Securities	1,645,341	-	-	1,645,341
Common/Collective Trust – Equity	-	10,450,807	-	10,450,807
Brokeragelink	-	2,812,978	-	2,812,978
Synthetic Investment Contracts:
Cash Equivalents	-	38,179,042	-	38,179,042
Government Bonds/Notes	-	17,864,620	-	17,864,620
Non-U.S. Government Bonds	-	3,381,447	-	3,381,447
Corporate Bonds	-	75,070,095	-	75,070,095
Mutual Funds	4,750,985	-	-	4,750,985
Mortgage-backed Securities	-	52,008,497	-	52,008,497
Futures Variation Margin Account	-	865,641	-	865,641
Other	-	1,239,285	-	1,239,285
Wrap Contracts	-	-	1,181,502	1,181,502
Participant Loans	-	-	16,052,571	16,052,571
Total	$563,467,417	$329,888,548	$17,234,073	$910,590,038

The following table sets forth by level, within the fair value hierarchy, the Plan’s investment assets at fair value as of December 31, 2008:

	Level 1	Level 2	Level 3	Total
Mutual Funds	$441,258,517	$-	$-	$441,258,517
Ashland Common Stock Fund, brokerage accounts, Short-Term Investment Fund	-	38,572,456	-	38,572,456
Common/Collective Trust	-	8,354,419	-	8,354,419
Guaranteed Investment Contracts	-	-	162,217,606	162,217,606
Participant Loans	-	-	15,028,203	15,028,203
Total	$441,258,517	$46,926,875	$177,245,809	$665,431,201

Following is a description of the valuation methodologies used for assets measured at fair value:

Mutual funds – Valued at the quoted market price of shares held by the plan at year-end.
Ashland Common Stock Fund, Short-term Investment Fund – Value is determined based on the underlying investments, which are traded on an exchange and active market.
Common/Collective Trusts – Fair value is determined based on the underlying investments, which are traded on an exchange and active market.
Participant loans – Valued at amortized cost, which approximates fair value.

ASHLAND INC. EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE C – FAIR VALUE MEASUREMENTS (continued)

Guaranteed investment contract (GIC) – Value of the synthetic GICs is based on the fair value of the underlying assets, and the fair value of the wrap contract for the synthetic GICs is determined using a discounted cash flow model which considers recent pricing as determined by providers, a yield curve for financial institutions, and the duration of the underlying asset portfolio. Future fee payments under the synthetic GICs are calculated based on the estimated replacement cost and projected over a time period equal to the duration of the underlying asset portfolio.  The duration of the portfolio is used as that is the time to maturity in the event the synthetic GIC is terminated at its contract value.  The future estimated fee payments are then discounted using a AA bank yield curve provided by Bloomberg to determine each future payment’s present value.  This present value is the estimated fair value for the synthetic GICs.  In order to achieve the desired returns, the investment manager of the synthetic GICs may invest in various derivative instruments including equity futures, credit default swaps and put and call options.  Use of such derivative instruments did not have a material effect on 2009 statements.

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 investment assets for the year ended December 31, 2009.

	Level 3 Assets
	Participant Loans	GICs	Total
Balance at December 31, 2008	$15,028,203	$162,217,606	$177,245,809
Realized and Unrealized Losses	-	30,717,441	30,717,441
Purchases, Sales, Issuances and Settlements, Net	1,024,368	814,411	1,838,779
Transfer to Level 2 Assets	-	(192,567,956)	(192,567,956)
Balance at December 31, 2009	$16,052,571	$1,181,502	$17,234,073

NOTE D – INVESTMENTS

The fair values of individual investments that represent 5 percent or more of the net assets of the Plan at December 31, 2009 and 2008 are as follows:

	December 31
	2009	2008
Ashland Inc. Common Stock	$123,469,431	$29,044,753
State Street Bank & Trust Contract	57,153,780	-
Fidelity Contrafund	100,798,832	83,620,463
Fidelity Equity-Income II Fund	-	39,393,551
Fidelity Low-Priced Stock Fund	-	31,331,780

The assets of the Plan are held by the trustee, Fidelity Trust Company.  During 2009, the Plan’s investments, including gains and losses on investments bought and sold as well as held during the year, appreciated in value by $219,276,675 as follows:

Ashland Inc. Common Stock	$101,062,910
Shares of registered investment companies	115,243,250
Common/collective trust	2,970,515
$219,276,675

ASHLAND INC. EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE D – INVESTMENTS (continued)

During the Plan year ended December 31, 2009, the Plan received the following cash dividends:

Ashland Inc. Common Stock	$952,868
Various other investments	11,808,328
$12,761,196

Investment Contracts

The investment contracts held by the Plan may consist of traditional guaranteed investment contracts (GICs) and wrapper contracts (also known as synthetic GICs).  In a traditional GIC, the issuer takes a deposit from the Plan and purchases investments that are held in the issuer’s general account.  The issuer is contractually obligated to repay the principal and a specified rate of interest guaranteed to the Plan.

In a wrapper contract structure, the underlying investments are owned by the Plan and held in trust for plan participants.  The wrapper contract is purchased from an insurance company or bank.  The wrapper contract amortizes the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investments, through adjustments to the future interest crediting rate.

The key factors that influence the future interest crediting rates include:  the level of market interest rates; the amount and timing of participant contributions, transfers, and withdrawals into and out of the contract; the investment returns generated by the underlying fixed income investments; and the duration of the underlying investments.

To determine the interest crediting rate, wrapper contracts use a formula that is based on the characteristics of the underlying fixed income portfolio, including the contract interest credit rate, yield to maturity of underlying investments, market value of underlying investments, contract value, duration of the portfolio, and wrapper contract fees.  The interest crediting rates of the contracts are typically reset on a quarterly basis.  All wrapper contracts provide for a minimum interest crediting of zero percent.

The resulting gains and losses in the market value of the underlying investments relative to the wrapper contract value are represented on the Statement of Net Assets Available for Benefits as the “adjustment from fair value to contract value”.  If the adjustment amount is positive for a specific contract, this indicates that the wrapper contract value is greater than the market value of the underlying investments.  The embedded market value losses will be amortized in the future through a lower interest crediting rate.  If the adjustment amount is negative for a specific contract, this indicates that the wrapper contract value is less than the market value of the underlying investments.  The amortization of the embedded market value gains will cause the future interest crediting rate to be higher.

The fair value of the investment contracts at December 31, 2009 and 2008 was $194,541,114 and $162,217,606 while the contract values were $183,049,099 and $174,251,657, respectively.  The fair value assigned to the wrapper contracts at December 31, 2009 and 2008 was $1,181,502 and $871,027, respectively.  At December 31, 2009, the crediting interest rate for these investment contracts was between 4.94% and 5.08% and at December 31, 2008 it was approximately 4.0%.

The average yield of the investment contracts based on actual earnings was 4.21% in 2009 and 4.30% in 2008, while the average yield adjusted to reflect the actual interest rate credited to participants was 3.96% in 2009 and 4.23% in 2008.

ASHLAND INC. EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE D – INVESTMENTS (continued)

Limits to Ability to Transact at Fair Value

In certain circumstances, the amount withdrawn from the wrapper contract would be payable at fair value rather than at contract value.  These circumstances include termination of the Plan, a material adverse change to the provisions of the Plan, if Ashland withdraws from a wrapper contract in order to switch to a different investment provider, or if the terms of a successor plan do not meet the wrapper contract issuer’s underwriting criteria.  The circumstances described above that could result in payment of benefits at market value rather than contract value are not probable of occurring in the foreseeable future.

Issuer-Initiated Contract Termination

Examples of events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plan’s loss of its qualified status, material and adverse changes to the provisions of the Plan, or un-cured material breaches of responsibilities.  If one of these events was to occur, the wrapper contract issuer could terminate the wrapper contract at the market value of the underlying investments, or in the case of a traditional GIC, at the hypothetical market value based upon a contractual formula.

Nonparticipant-Directed Investments

While there were no nonparticipant-directed investments in 2008, information about net assets and significant components of the changes in net assets relating to the nonparticipant-directed investments in 2009 is as follows:

	Contributions	Net Appreciation	Transfers to participant-directed investments	Other	December 31, 2009

Ashland Inc. Common Stock	$14,558,884	$2,724,775	$(7,314,261)	$(1,555,934)	$8,413,464

NOTE E – TRANSACTIONS WITH RELATED PARTIES

The Plan held 3,116,341 and 2,763,535 shares of Ashland common stock as of December 31, 2009 and 2008, respectively, with a fair value of $123,469,431 and $29,044,753, respectively.  The Plan received dividends on Ashland common stock of $952,868 in 2009.  The remaining dividends relate to certain Plan investments classified as units of mutual funds managed by Fidelity Investments, the Trustee of the Plan, and PIMCO, an Allianz Global Investors company, a provider of fiduciary services to the Plan during the year.

Consistent with each mutual fund prospectus applicable to the Plan, fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

While the majority of the administrative costs are paid by Ashland, other miscellaneous administrative expenses of $771,982 were paid by the Plan during 2009.  Ashland does not charge the Plan for services it performs on behalf of the Plan.

ASHLAND INC. EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE F – DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500.

	December 31
	2009	2008

Net assets available for benefits per financial statements	$898,367,437	$678,377,929
Contract value in excess of fair value	11,492,015	(12,034,051)
Benefit claims payable	(42,969)	(19,503)
Accrued interest on deemed distributions of participant loans	(916,184)	(749,135)
Net assets available for benefits per Form 5500	$908,900,299	$665,575,240

The following is a reconciliation of the net investment appreciation per the financial statements to the Form 5500.

Year Ended
December 31, 2009

Interest and dividend income	$20,841,026
Net realized/unrealized appreciation	219,276,675
Total net investment appreciation per the financial statements	240,117,701
Adjustment from contract value to fair value - current year	11,492,015
Reversal of prior year contract value to fair value adjustment	12,034,051
Total appreciation of investments per Form 5500	$263,643,767

The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500.

	December 31
	2009	2008

Benefits paid per financial statements	$61,919,039	$100,034,814
Add: Benefit claims payable	42,969	19,503
Benefits paid per Form 5500	$61,962,008	$100,054,317

NOTE G – TAX STATUS OF THE PLAN

The Plan has received a determination letter from the IRS dated March 3, 2003, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended.  Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes the Plan, as amended, is qualified and the related trust is tax exempt.

NOTE H – RISKS AND UNCERTAINTIES

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

SCHEDULE I
Ashland Inc. Employee Savings Plan
Employer Identification Number 20-0865835
Plan Number 010
Schedule H; Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2009
Identity of Issue	Description of Investment	Cost^	Current Value
Common Stock:
* Ashland Inc. Common Stock	Company Stock Fund	96,030,882	123,469,431

Shares of Registered Investment Companies:
*Allianz CCM Mid-Cap I	Registered Investment Company		5,327,624
*Allianz NFJ Small Cap Pval I	Registered Investment Company		4,493,484
Ariel Fund	Registered Investment Company		1,840,088
Baron Asset Fund	Registered Investment Company		2,512,727
Baron Growth Fund	Registered Investment Company		5,893,483
Brokeragelink	Registered Investment Company		2,812,978
* Fidelity Balanced K	Registered Investment Company		5,535,774
* Fidelity Blue Chip Growth K	Registered Investment Company		18,140,153
* Fidelity Canada Fund	Registered Investment Company		7,710,074
* Fidelity Capital Appreciation K	Registered Investment Company		3,754,105
* Fidelity Capital & Income Fund	Registered Investment Company		5,735,232
* Fidelity China Region Fund	Registered Investment Company		7,518,307
* Fidelity Convertible Securities Fund	Registered Investment Company		1,645,341
* Fidelity Contra Fund K	Registered Investment Company		100,798,832
* Fidelity Diversified Intl K	Registered Investment Company		7,919,922
* Fidelity Emerging Markets K	Registered Investment Company		6,686,103
* Fidelity Equity Income II Fund K	Registered Investment Company		44,886,677
* Fidelity Export & Multinational K	Registered Investment Company		6,377,060
* Fidelity Freedom 2005	Registered Investment Company		13,568,551
* Fidelity Freedom 2010 Fund	Registered Investment Company		12,762,213
* Fidelity Freedom 2015	Registered Investment Company		24,252,476
* Fidelity Freedom 2020 fund	Registered Investment Company		25,280,224
* Fidelity Freedom 2025	Registered Investment Company		19,281,506
* Fidelity Freedom 2030 Fund	Registered Investment Company		14,227,899
* Fidelity Freedom 2035	Registered Investment Company		8,780,476
* Fidelity Freedom 2040 Fund	Registered Investment Company		5,272,673
* Fidelity Freedom 2045	Registered Investment Company		1,333,291
* Fidelity Freedom 2050 Fund	Registered Investment Company		950,025
* Fidelity Government Income Fund	Registered Investment Company		23,797,602
* Fidelity International Discovery	Registered Investment Company		5,264,580
* Fidelity International Small Cap	Registered Investment Company		3,020,654
* Fidelity Japan Fund	Registered Investment Company		271,353
* Fidelity Japan Smaller Companies Fund	Registered Investment Company		188,466
* Fidelity Latin America Fund	Registered Investment Company		14,666,164
* Fidelity Low Priced Stock Fund K	Registered Investment Company		42,545,061
* Fidelity New Markets Income Fund	Registered Investment Company		5,618,693
* Fidelity Overseas K	Registered Investment Company		14,066,976
* Fidelity Real Estate Investment Portfolio	Registered Investment Company		3,911,093
* Fidelity Small Cap Stock Fund	Registered Investment Company		2,372,652
* Fidelity Strategic Income Fund	Registered Investment Company		3,318,622
* Fidelity Utilities Fund	Registered Investment Company		1,094,211
* Fidelity Value K	Registered Investment Company		7,020,546
Franklin Sm/Mid Cap Growth AD	Registered Investment Company		10,586,855
Managers Bond Fund	Registered Investment Company		4,816,257
Neuberger Berman Partners Inst	Registered Investment Company		2,046,687
* PIM Total RT Inst	Registered Investment Company		20,056,563
* PIM LT US Govt Inst	Registered Investment Company		2,108,814
Royce Low Pr Stock IS	Registered Investment Company		2,700,782
Templeton Growth - Adv	Registered Investment Company		2,350,472
Templeton Developing Markets Adv	Registered Investment Company		1,409,643
Templeton Global Bond Adv	Registered Investment Company		11,863,944
The Oakmark Equity and Income Fund	Registered Investment Company		6,863,670
The Oakmark Select Fund	Registered Investment Company		4,271,752
Total Shares of Registered Investment Companies			561,529,410

Common/Collective Trust
* Fidelity US Equity Index Commingled Pool	Common/Collective Trust		10,450,807

Short-term Investment Fund
* Fidelity Management Trust Company Institutional
Cash Portfolio	Short-term Investment Fund		4,546,705

Investment Contracts at Fair Value
BRITISH POUND STERLING	Cash Equivalent		(4,732,763)
EUROPEAN MONETARY UNION EURO	Cash Equivalent		(3,457,710)
CHINESE - YUAN RENMINBI NDF	Cash Equivalent		(2,745,253)
EUROPEAN MONETARY UNION EURO	Cash Equivalent		(2,504,989)
BRAZILIAN REAL-NDF	Cash Equivalent		(724,569)
BRITISH POUND STERLING	Cash Equivalent		(340,531)
CHINESE - YUAN RENMINBI NDF	Cash Equivalent		(118,252)
STIF FUND (BRL)	Cash Equivalent		1
STIF FUND (AUD) 6152 **RNA**	Cash Equivalent		4,201
STIF FUND (CAD)	Cash Equivalent		18,964

Ashland Inc. Employee Savings Plan
Employer Identification Number 20-0865835
Plan Number 010
Schedule H; Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2009
Identity of Issue	Description of Investment	Cost^	Current Value
CHINESE - YUAN RENMINBI NDF	Cash Equivalent	111,014
CHINESE - YUAN RENMINBI NDF	Cash Equivalent	118,252
FINL FUTURES MAINTENANCE (GBP) - 6152	Cash Equivalent	131,267
CITIGROUP INC SR UNSEC FRN EMTN	Cash Equivalent	135,558
FINL FUTURES MAINTENANCE ACCT	Cash Equivalent	316,783
FIDELITY MGMT TR OVRNT RT GBP**RNA**	Cash Equivalent	364,572
AMERICAN EXPRESS CREDIT SR UNSEC FRN	Cash Equivalent	394,757
CHINESE - YUAN RENMINBI NDF	Cash Equivalent	398,243
SLMA 2008-1 A1 3MLIB+25	Cash Equivalent	411,899
FINL FUTURES MAINTENANCE (EUR)	Cash Equivalent	417,592
U S TREASURY BILLS	Cash Equivalent	429,974
SSBANK SHORT TERM INVESTMENT FUND	Cash Equivalent	433,112
FIDELITY MGMT OVRNT RT EUR**RNA**	Cash Equivalent	708,767
BRAZILIAN REAL-NDF	Cash Equivalent	726,739
NATIONAL AUSTRALIA BANK FRN BD 144A	Cash Equivalent	900,115
US BANCORP SR UNSEC FRN	Cash Equivalent	900,414
CITIGROUP INC SR UNSECURED FRN EMTN	Cash Equivalent	936,160
BANK OF AMERICA NA GLBL FRN BKN1	Cash Equivalent	1,002,046
MORGAN STANLEY SR UNSECURED MTN FRN	Cash Equivalent	1,007,280
LLOYDS TSB BANK PLC GOV GTD BK EMTN	Cash Equivalent	1,008,020
AMERICAN EXPRESS CENTURION SR UNSEC FRN	Cash Equivalent	1,067,960
CASH COLLATERAL DOM MSF SLH USD	Cash Equivalent	1,320,000
BRITISH POUND STERLING	Cash Equivalent	1,656,709
CATERPILLAR FIN SERV CRP FRN MTN	Cash Equivalent	1,714,809
BARCLAYS BK NY YCD FRN	Cash Equivalent	1,898,873
PSEG 1ST MTG FRN	Cash Equivalent	2,002,990
CHINESE - YUAN RENMINBI NDF	Cash Equivalent	2,745,253
CHINESE - YUAN RENMINBI NDF	Cash Equivalent	2,768,379
MLCC 2005-2 1A ARM 6MLIB+125	Cash Equivalent	2,980,349
GECC SR UNSEC FRN	Cash Equivalent	3,802,250
FEDERAL HOME LOAN BANK DISC NT	Cash Equivalent	9,497,118
U S AGENCY REPO	Cash Equivalent	10,800,000
UNINVESTED CASH	Cash Equivalent	1,356,357
ILFC SR UNSEC FRN MTN	Corporate	77,983
AIG NT GLBL	Corporate	82,865
AIG GLBL NT	Corporate	99,354
RBS 144A***FLAT***	Corporate	166,708
BANK OF AMERICA CORP GLBL SR NT	Corporate	205,127
GECC GLBL SR NT	Corporate	278,678
WACHOVIA BANK NA GLBL SUBORDINATED FRN	Corporate	359,440
ILFC SR UNSEC MTN	Corporate	367,642
WELLS FARGO & CO JR SUBORD K	Corporate	503,750
GOLDMAN SACHS GROUP INC GLBL SR NT	Corporate	537,026
LEHMAN BROS HLDGS SR UNS **DEF 1/24/13*	Corporate	546,000
BEAR STEARNS CO INC GLBL NT SDF	Corporate	550,755
BEAR STEARNS CO INC MTN NT	Corporate	558,974
BNP PARIBAS 144A FRN	Corporate	744,000
AMERICAN EXPRESS GLBL SR NT	Corporate	772,108
AUTOZONE SR UNSECURED	Corporate	865,262
CARDINAL HEALTH INC GLBL SR UNSECURED	Corporate	917,899
AEP SR UNSECURED	Corporate	933,413
SMFG PREFERRED CAPITAL 3 NT PFD 144A	Corporate	937,057
OVERSEAS PRIVATE INV COR US GOVT GTD	Corporate	1,011,381
BARCLAYS BANK PLC 144A NT	Corporate	1,017,500
SFEF GOV GTD LIQ 144A	Corporate	1,020,482
GECC GLBL SR UNSEC MTN	Corporate	1,035,981
AUTOZONE SR NT	Corporate	1,085,500
COMPUTER SCIENCES CORP GLBL SR UNSEC	Corporate	1,093,046
PETROBRAS INTL FIN CO GLBL CO GTD	Corporate	1,157,812
SLM CORP	Corporate	1,241,058
OVERSEAS PRIVATE INV COR NT B	Corporate	1,355,357
HOSPITALITY PROP TRUST	Corporate	1,649,621
BARCLAYS BANK PLC SUBORDINATED	Corporate	1,660,065
MARRIOTT INTL SR NT	Corporate	1,746,328

Ashland Inc. Employee Savings Plan
Employer Identification Number 20-0865835
Plan Number 010
Schedule H; Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2009
Identity of Issue	Description of Investment	Cost^	Current Value
MACQUARIE BANK LTD NT 144A	Corporate	1,806,163
VOLVO TREASURY AB NT 144A	Corporate	1,859,522
GATX FIN INC NT	Corporate	1,886,800
MERRILL LYNCH & CO NT MTN	Corporate	1,942,477
AMERICAN GEN FIN MTN	Corporate	2,085,918
MARSH & MCLENNAN COS INC	Corporate	2,089,064
HOME DEPOT INC GLBL SR UNSEC	Corporate	2,096,456
PEARSON DOLLAR FIN PLC (U.K.) GTD 144A	Corporate	2,113,762
OMNICOM GROUP INC CO GTD	Corporate	2,133,046
PACTIV CORP SR UNSUB	Corporate	2,317,025
MACYS INC	Corporate	2,450,000
KRAFT FOODS INC NT	Corporate	2,633,043
DOW CHEMICAL COMPANY NT	Corporate	2,645,591
YUM BRANDS INC GLBL SR UNSECURED	Corporate	2,731,428
CITIGROUP INC NT	Corporate	2,819,704
SWEDBANK AB GOV GTD 144A	Corporate	3,066,210
NISOURCE FINANCE CORP CO GTD	Corporate	3,349,384
AIG GLBL SR UNSECURED WI	Corporate	3,384,911
CON-WAY INC SR UNSEC	Corporate	3,437,930
NABORS INDUSTRIES GLBL CO GTD	Corporate	3,643,493
AEP SNR NS BP CBK	Credit Default Swap	(4,253)
AMERICAN GENERAL FINANCE NS BP GST	Credit Default Swap	1,039,731
AUTOZONE NEGB NS BP BOA	Credit Default Swap	(5,437)
AUTOZONE NEGB NS BP BOA	Credit Default Swap	(14,462)
CARDINAL HEALTH NS BP UAG	Credit Default Swap	(433)
CDX IG10 10Y BP DUB	Credit Default Swap	(40,864)
CDX IG10 10Y BP GST	Credit Default Swap	(62,999)
CDX IG9 5Y 15-30% SP MYC	Credit Default Swap	12,816
CON-WAY INC NEGB NS BP BOA	Credit Default Swap	(85,278)
GATX FIN NS BP BRC	Credit Default Swap	18,633
HOME DEPOT NEGB SNR NS BP GST	Credit Default Swap	(148,802)
HOSPITALITY PROP TRUST NS BP MYC	Credit Default Swap	(1,852)
KRAFT FOODS INC NEGB SNR NS BP RYL	Credit Default Swap	(40,184)
MACYS INC NEGB SNR NS BP RYL	Credit Default Swap	(23,016)
MARRIOTT INTERNATIONAL NEGB NS BP BOA	Credit Default Swap	(91,911)
MARSH & MCLENNAN NEGB NS BP BOA	Credit Default Swap	(49,766)
NABORS INDUSTRIES NEGB NS BP CBK	Credit Default Swap	38,093
NABORS INDUSTRIES NEGB NS BP GST	Credit Default Swap	(9,007)
NISOURCE NEGB NS BP CBK	Credit Default Swap	13,610
OMNICOM GROUP NEGB NS BP CBK	Credit Default Swap	(31,262)
PACTIV NS BP BOA	Credit Default Swap	(9,395)
PEARSON DOLLAR NEGB NS BP MYC	Credit Default Swap	(26,146)
TARGET CORP NEGB NS NS BP GST	Credit Default Swap	(65,236)
TARGET CORP NEGB NS NS BP MYC	Credit Default Swap	(67,660)
VIACOM NEGB SNR NS BP BOA	Credit Default Swap	(170,411)
YUM BRANDS NS BP UAG	Credit Default Swap	(55,934)
QATAR (STATE OF) SR NT 144A	Govt-Non US	1,007,500
BUNDESREPUB. DEUTSCHLAND BD	Govt-Non US	2,373,947
LSI OPEN POSITION NET ASSET	MoneyMarket/Currency	14,848
SLH COLLATERAL DOM FWD LIBAILITY	MoneyMarket/Currency	(1,320,066)
SLH OPEN POSITION NET ASSET	MoneyMarket/Currency	487,193
FNMA PASS THRU MTG #888221	Mortgage	79,562
FNMA PASS THRU MTG #937284	Mortgage	209,757
FNMA PASS THRU MTG #894662	Mortgage	412,110
FNMA PASS THRU MTG #938503	Mortgage	444,674
FNMA PASS THRU MTG #735578	Mortgage	459,607
FNMA PASS THRU MTG #918890	Mortgage	488,859
FNMA PASS THRU MTG #940185	Mortgage	503,548
FNMA PASS THRU MTG #952574	Mortgage	633,641
FNMA PASS THRU MTG #938802	Mortgage	639,542
FNMA PASS THRU MTG #940747	Mortgage	935,820
FNMA PASS THRU MTG #745515	Mortgage	1,010,478
FNMA TBA 5.0% MAR	Mortgage	1,019,063
GNMA I TBA 6.00% JAN	Mortgage	1,056,719
FNMA PASS THRU MTG #889119	Mortgage	1,183,221
FNMA PASS THRU MTG #889076	Mortgage	1,902,037
FNMA PASS THRU MTG #AD0248	Mortgage	2,992,944
FNMA PASS THRU MTG #990300	Mortgage	4,024,358
FNMA PASS THRU MTG #889970	Mortgage	5,111,947
FNMA TBA 4% JAN 30YR	Mortgage	6,759,375
FNMA PASS THRU MTG #AD0245	Mortgage	6,923,528
FNMA PASS THRU MTG #735578	Mortgage	15,217,706
CHICAGO TRANSIT AUTH	Municipals	1,061,780
CHICAGO TRANSIT AUTH	Municipals	1,698,848
CBOT ACAL USTN FUT 2/10 @ 119	Option	(63)
CBOT ACAL USTN FUT 3/10@ 120	Option	(2,297)
CBOT APUT USTN FUT 2/10 @ 116	Option	(22,969)
CBOT APUT USTN FUT 3/10 @ 115	Option	(47,469)

Ashland Inc. Employee Savings Plan
Employer Identification Number 20-0865835
Plan Number 010
Schedule H; Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2009
Identity of Issue	Description of Investment	Cost^	Current Value
	IRO USD 10Y C 3.2500 02/17/10 BRC	Option	(344)
	IRO USD 10Y C 3.2500 02/17/10 MYC	Option	(626)
	IRO USD 10Y C 3.2500 04/19/10 BOA	Option	(5,024)
	IRO USD 10Y C 3.2500 04/19/10 BRC	Option	(4,127)
	IRO USD 10Y C 3.2500 04/19/10 DUB	Option	(5,203)
	IRO USD 10Y P 10.000 07/10/12 BRC	Option	(457)
	IRO USD 10Y P 10.000 07/10/12 MYC	Option	(12,804)
	IRO USD 10Y P 10.000 07/10/12 RYL	Option	(1,372)
	IRO USD 10Y P 4.0000 02/17/10 BRC	Option	(18,424)
	IRO USD 10Y P 4.2500 04/19/10 BOA	Option	(53,690)
	IRO USD 10Y P 4.2500 04/19/10 BRC	Option	(44,103)
	IRO USD 10Y P 4.2500 04/19/10 DUB	Option	(55,608)
	IRO USD 10Y P 4.2500 04/19/10 RYL	Option	(38,350)
	IRO USD 7Y C 2.7500 04/19/10 DUB	Option	(5,386)
	IRO USD 7Y C 2.7500 04/19/10 MYC	Option	(979)
	IRO USD 7Y P 4.0000 04/19/10 DUB	Option	(61,604)
	IRO USD 7Y P 4.0000 04/19/10 MYC	Option	(11,205)
	OTC ECAL FN 5.0% 3/39 @ 104:05 GSC	Option	(1,140)
	AIG CONVERT NEW MONEY	Preferred	136,949
	WELLS FARGO & CO CONV NEW MONEY L	Preferred	1,377,000
	PIMCO PRIV EMERG MKT SECT(781)	Sector Fund	767,543
	PIMCO PRV DVLPNG LCL MKT(718)	Sector Fund	3,983,442
	U S TREASURY NOTE	US Treasury	35,074
	U S TREASURY BOND	US Treasury	47,119
	U S TREASURY NOTE	US Treasury	74,136
	U S TREASURY BOND	US Treasury	133,719
	U S TREASURY BOND	US Treasury	136,203
	U S TREASURY NOTE	US Treasury	192,609
	U S TREASURY NOTE	US Treasury	330,606
	U S TREASURY NOTE	US Treasury	406,282
	U S TREASURY NOTE	US Treasury	524,219
	U S TREASURY NOTE	US Treasury	592,641
	U S TREASURY BOND	US Treasury	672,188
	U S TREASURY NOTE	US Treasury	673,535
	U S TREASURY BOND	US Treasury	1,801,922
	U S TREASURY BOND	US Treasury	1,816,344
	U S TREASURY NOTE	US Treasury	3,271,889
	U S TREASURY BOND	US Treasury	4,395,506
	NATIXIS WRAPPER	Investment Contracts	219,121
	AEGON WRAPPER	Investment Contracts	111,369
	STATE STREET WRAPPER	Investment Contracts	349,158
	ING LIFE & ANNUITY CO. WRAPPER	Investment Contracts	114,324
	JP MORGAN CHASE CO. WRAPPER	Investment Contracts	196,138
	UBS AG WRAPPER	Investment Contracts	191,392
	Total Investment Contracts		194,541,114

Participant Loans, maturity dates through February 2015 and annual interest rates of 4.25% and 9.25%.			16,052,571

			$910,590,038
__________________
*	Indicates parties-in-interest to the Plan
^	Required for nonparticipant-directed investments only

SIGNATURES

THE PLAN.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ASHLAND INC. EMPLOYEE SAVINGS PLAN

Date: June 28, 2010	By /s/ Lamar M. Chambers
Lamar M. Chambers
Senior Vice President and Chief Financial Officer of Ashland Inc. Chairperson of the Ashland Inc. Investment and Administrative Oversight Committee

EXHIBIT INDEX

23.1	Consent of PricewaterhouseCoopers LLP
23.2	Consent of Ernst & Young LLP